SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                           Form 6-K

                   Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             the Securities Exchange Act of 1934

                 For the month of April, 1999

                        HOLLINGER INC.

       (Translation of registrant's name into English)

                      10 Toronto Street
                   Toronto, Ontario M5C 2B7
                            CANADA

           (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F                Form 40-F  x

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                      No  x

                        EXHIBIT LIST


                                                    Sequential
Exhibit    Description                              Page Number

  99.1     Press Release dated April 23, 1999            5
           of Hollinger Inc.

                         SIGNATURES


          Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HOLLINGER INC.

Date: April 27, 1999          by /s/ Charles G. Cowan, Q.C.
                                 ---------------------------
                                 Name:  Charles G. Cowan, Q.C.
                                 Title: Vice President and
                                        Secretary